Exhibit 99.195

mCloud Begins Field Deployment of AssetCare™ Fugitive Gas Solution with Oil and Gas Operators in Alberta

Announces partnership with Prosaris to integrate intrinsically-safe ultrasonic gas detection technology to take direct action on harmful emissions

CALGARY, June 23, 2021 /CNW/ - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud"   or the "Company"), a leading provider of AI-powered asset management and ESG solutions today announced it has partnered with Halifax-based Prosaris Solutions Ltd. ("Prosaris"), developers of a cutting-edge, mobile, wireless ultrasonic detector capable of reliably quantifying air and gas leaks as the Company begins the rollout of a new AssetCare solution targeting fugitive gas emissions.

As announced in February 2021, mCloud is launching an AssetCare solution that will uniquely pair the Prosaris offering with AssetCare's industrial AI to enable the continuous inspection and correction of gas leaks at oil and gas facilities, known to be one of the primary causes of harmful emissions in the sector. Research from McKinsey and Company indicates nearly half of all oil and gas emissions can be traced to these "fugitive gas" emissions, the unintended release of harmful gases such as methane from industrial equipment including pipelines, wells, and storage tanks.

Through continuous detection and correction, mCloud expects to reduce the time to detect and curb the sources of harmful emissions from the industry average of two months to less than one day. The Company estimates each leak corrected through the AssetCare solution has the potential to eliminate up to 50 tons in CO2e emissions.

mCloud will partner with Prosaris to support the development of an intrinsically-safe version of their ultrasonic detector in return for time-limited exclusive access to this detector within oil and gas. This partnership complements the recent success Prosaris has had in securing funding and support from Sustainable Development Technology Canada.

Both mCloud and Prosaris plan to work together to target thousands of oil and gas sites across Western Canada and the United States in the months ahead. Commercial rollouts of the solution are underway with oil and gas operators in the province of Alberta, with Alberta-based AltaGas Ltd. to be among the first recipients of the solution connecting their workforce at several of their key facilities.

"Prosaris provides impressive detection capabilities in a wearable package, enabling teams to use AssetCare to take direct action on fugitive gas emissions around-the-clock," said Russ McMeekin, mCloud President and CEO. "We are perfectly placed to drive early adoption of this solution through our partnership with Prosaris and our relationships with various public agencies opening doors for us in the province of Alberta and internationally."

"Our partnership with mCloud will offer the oil and gas sector a powerful choice to reduce emissions across their operations," said Colin Sewell, Founder and CEO of Prosaris. "Together we are set to help oil and gas customers reduce harmful gas emissions and be more environmentally responsible through our ultrasonic leak detection technology."

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 61,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About Prosaris Solutions Ltd.

Prosaris is challenging the status quo of gas leak identification, management, and analysis. The ultrasonic technology used in the Prosaris OL and HL series devices allows operators to quickly track down and manage even the smallest of leaks. Our solutions are lightweight and attach to standard Android and iOS available products. This means emissions management technology can be deployed more frequently at any location, and at any time an operator is in attendance, and with cloud connectivity this provides data that is accessible in real time for analysis. That's better for both business and the environment. And that's good for us all. Learn more at prosaris.ca.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2021/23/c2444.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 23-JUN-21